Exhibit 99.2

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Resources Ltd. (the “Company”) Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Resources Ltd. held on May 23, 2018 in Vancouver, British Columbia.

MATTERS VOTED UPON		OUTCOME
1. To determine the number of directors at six.		CARRIED
Vote Totals:	For	Against	% of Votes Cast For
	52,853,168	653,602	98.78
2. To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on May 23, 2018, as directors for the ensuing year.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
Mark Bailey	52,846,958	659,812	98.77
Alan Edwards	53,157,408	349,362	99.35
James Harris	52,536,420	970,350	98.19

Michael Price	53,158,208	348,562	99.35
Stephen Scott	52,843,686	663,084	98.76
Anna Stylianides	53,129,883	376,887	99.30
3. To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
	60,935,666	320,876	99.48

Yours truly,

ENTRÉE RESOURCES LTD.

“Susan McLeod”

Susan McLeod

Vice President, Legal Affairs and Corporate Secretary